EXHIBIT 10.23

August 5, 2016

Charles Boettcher, Esq.

Dear Chuck,

We are pleased to offer you the position of Vice President and General Counsel for Waste Management. You will be reporting to Barry Caldwell, with an anticipated start date no later than September 15, 2016, or a later date if mutually agreed. Subject to approval by Waste Management’s Board of Directors, you will be appointed Senior Vice President and Chief Legal Officer no later than January 1, 2017, reporting to the Company’s President and/or Chief Executive Officer. Below are the complete details of our offer as discussed.

Base Salary Your annualized salary will be $510,000, payable in accordance with the Company’s standard payroll practice for exempt employees. Your base salary will be subject to review on an annual basis and may be adjusted based on merit.

Annual Incentive (Bonus) Plan. You will be eligible to participate in our Annual Incentive Plan, with an initial target of 75% of your base salary. Eligibility, qualification, and calculation of any bonus are governed by the applicable Waste Management Incentive Compensation Plan and are subject to the approval of the Compensation Committee of Waste Management’s Board of Directors. The bonus, if any, will be paid in the year following the subject bonus year. Your bonus, if any, with respect to 2016 will not be prorated (that is, it will be calculated as if you had earned a full year’s salary as stated above during 2016). In order to be eligible for a bonus, an employee must be employed on the last day of the year in which the bonus is calculated.

Long Term Incentive Plans You will be eligible to participate in any long-term incentive plans that may be in place for similarly placed executives from time to time. Currently, this plan consists of awards of stock options and performance share units, generally awarded annually. The next award you would be eligible to receive (if deemed appropriate) will be distributed in early 2017. Exclusively the provisions of the applicable incentive plan will govern the award, vesting and exercise of all incentive awards.

Benefits with COBRA Reimbursement Subject to the terms of the applicable Plans, you will also be eligible to participate in the Company’s Health and Welfare and Retirement Savings plans after 90 days of continuous employment. You will be reimbursed for any COBRA expenses incurred during this time.

Vacation You will be eligible to accrue up to four week(s) of vacation per year (pro-rated in the calendar year of hire). Vacation time will begin to accrue as of your first day of employment.

Senior Executive Plan The Company will provide you with the Senior Executive Plan relocation benefit. The Company’s relocation consultant will be in contact with you to discuss this service and provide you with a copy of the plan description. If within two (2) years of the effective date of your transfer or hire you voluntarily resign, are terminated for cause, or do not relocate within twelve (12) months, you agree to repay 100% of any relocation benefits provided.

Sign-on Bonus The Company shall, within thirty (30) days of hire, provide a sign-on bonus of $500,000, less applicable withholdings. Should you voluntarily terminate your employment with the Company prior to the completion of two (2) years of service, you will be required to reimburse the Company for the entire sign-on bonus payment. In addition, in the month following your hire date, the Company will make a new hire grant of restricted stock units with a grant date value of $250,000 vesting on the third anniversary of the grant date.

Parking You are immediately eligible for downtown parking or commuter bus fare provided by the Company.

Separation from Service Rights and obligations upon your separation from service are detailed in Exhibit A to this letter and incorporated herein for all purposes.

Acceptance of this offer of employment with the Company does not constitute a “contract” of employment for a definite period of time. Your employment with the Company is pursuant to the employment–at–will–doctrine. As such, the Company may terminate your employment at any time with or without cause, and you may resign at any time.

Loyalty and Confidentiality Agreement As a condition of employment, you will be required to sign the Loyalty and Confidentiality Agreement included as Exhibit B to this letter.

To be a world-class organization, it is our philosophy at Waste Management that we must have a solid foundation on which to build. One of the most important parts of that foundation is the talent of our and our subsidiaries’ employees, and it is our goal to provide an environment of mutual trust and respect that will enable the continued growth and success of each and every member of the Waste Management team. With your professional capabilities and accomplishments, we believe you will be a great asset to the Company.

This offer is contingent upon successful completion of a background check, drug test and if your position requires driving in order to perform the essential duties and responsibilities, a motor vehicle record check.

Additionally, by accepting this offer, you are confirming that you are not currently subject to any agreements or employment restrictions that would prevent you from accepting this offer or working for the Company in the offered position. In the event that you are subject to employment restrictions that impact your employment with the Company, you understand that the Company has the right to terminate your employment as a result of such restrictions. You also agree that during your employment at Waste Management you will not utilize any confidential information obtained from your former employer in the course of carrying out your job duties at Waste Management.

We look forward to having you join the Waste Management team. Please acknowledge your acceptance of this offer, and the terms and conditions of your employment, by signing this letter.

If you have any questions, Jim Fish can be contacted at 713-394-2213. If you should have any questions for your Human Resources Representative, you can reach Laura Naumann at 713-394-5351 or lnaumann@wm.com.

Sincerely,

/s/ Jim Trevathan

Jim Trevathan

EVP and Chief Operating Officer

AGREED and ACCEPTED this              5th      day of August, 2016.

/s/ Charles C. Boettcher
Charles Boettcher

Exhibit A: Compensation upon Termination of Employment

This Exhibit is attached to, and constitutes a part of, that certain offer of employment dated August 5, 2016, between USA Waste-Management Resources, LLC, a limited liability company organized under the laws of New York (the “Company”) for and on behalf of its affiliated entities (together with the Company, collectively referred to as the “Company Group”) and Charles Boettcher (“Executive”).

1.	Definitions. The following terms used in this Exhibit shall have the following meanings:

“Base Salary” means Executive’s annual rate of base salary in effect immediately prior to the Termination Date (or, in the event of Executive’s resignation for Good Reason, the annual rate of base salary in effect immediately prior to the event giving rise to Good Reason if such annual base salary is higher than the annual base salary in effect immediately prior to the Termination Date).

“Board” means the Board of Directors of WMI.

“Cause” means Executive’s (a) willful or deliberate and continual refusal to perform Executive’s employment duties reasonably requested by the Company Group after receipt of written notice to Executive of such failure to perform, specifying such failure (other than as a result of Executive’s sickness, illness or injury) and failure to cure such nonperformance within ten (10) days of receipt of said written notice; (b) breach of any statutory or common law duty of loyalty to any member of the Company Group; (c) conviction of, or plea of nolo contendre to, any felony or crime involving fraud, dishonesty, or moral turpitude; (d) willful or intentional cause of material injury to the Company Group, its property, or its assets; (e) disclosure or attempted disclosure to any unauthorized person(s) of the Company Group’s proprietary or confidential information; (f) material violation or a repeated and willful violation of the Company Group’s policies or procedures, including but not limited to, any applicable Company Group Code of Business Conduct and Ethics (or any successor policy) then in effect; or (g) breach of any of the covenants set forth in the Loyalty Agreement or any subsequent agreement of similar purpose.

“Change in Control” means the first to occur on or after the date on which you commence employment, the occurrence of any of the following events:

(a) any Person, or Persons acting as a group (within the meaning of Section 409A of the Internal Revenue Code), directly or indirectly, including by purchases, mergers, consolidation or otherwise, acquires ownership of securities of WMI that, together with stock held by such Person or Persons, represents fifty percent (50%) or more of the total voting power or total fair market value of WMI’s then outstanding securities;

(b) any Person, or Persons acting as a group (within the meaning of Section 409A of the Internal Revenue Code), acquires, (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) directly or indirectly, including by purchases, merger, consolidation or otherwise, ownership of the securities of WMI that represent thirty percent (30%) or more of the total voting power of WMI’s then outstanding voting securities;

(c) the following individuals cease for any reason to constitute a majority of the number of directors then serving during any 12-month period: individuals who, at the beginning of the 12-month period, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating or the election of directors of WMI) whose appointment or election by the Board or nomination for election by WMI’s stockholders was approved or recommended by a vote of at least a majority of the directors before the date of such appointment or election or whose appointment, election or nomination for election was previously so approved or recommended;

(d) a Person or Persons acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from WMI that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of WMI immediately before such acquisition or acquisitions, other than a sale or disposition by WMI of such assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by WMI or by the stockholders of WMI in substantially the same proportions as their ownership of WMI immediately prior to such sale.

“Change in Control Termination” means a Qualifying Termination of Employment that occurs during the period commencing on the date occurring six months immediately prior to the date on which a Change in Control occurs and ending on the second anniversary of the date on which a Change in Control occurs.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time, and the regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

“Disability” means Executive has become physically or mentally disabled so as to render Executive incapable of performing the essential functions of his position (with or without reasonable accommodations) and such disability is expected to result in death or to last for a continuous period of at least twelve (12) months, provided that such condition constitutes a “disability” within the meaning of Section 409A of the Code. Executive’s receipt of disability benefits under the Company’s long-term disability plan or receipt of Social Security disability benefits shall be deemed conclusive evidence of Disability for purpose of this Exhibit.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended from time to time.

“Good Reason” means the occurrence of any of the following events or conditions without Executive’s express written consent: (a) a material diminution in Executive’s Base Salary (excluding a reduction in compensation similarly affecting all or substantially all of WMI’s executive officers); (b) the Company Group materially diminishes Executive’s core duties or responsibility for those core duties, so as to effectively cause Executive to no longer be performing the duties of his position (except in each case in connection with the termination of Executive’s employment for death, Disability, or Cause, or temporarily as a result of Executive’s illness or other absence); (c) in the event of WMI becoming a fifty percent or more subsidiary of any other entity, the Company Group materially diminishes the duties, authority or responsibilities of the person to whom Executive is required to report; resulting in a material negative change in the employment relationship, or (d) the failure of the Company to obtain the assumption of the terms set forth herein by any successors as contemplated in Paragraph 11(c) below; provided that, Executive must notify WMI’s Chief Executive Officer in writing of his or her intention to terminate his or her employment; provided, further, that (i) such notice shall be provided to WMI’s Chief Executive Officer within ninety (90) calendar days of the initial existence of such event, (ii) the Company shall have thirty (30) calendar days to cure such event after receipt of such notice, and (iii) if uncured, Executive shall terminate his or her employment within six months following the initial existence of such event.

“Loyalty Agreement” means that certain Loyalty and Confidentiality Agreement attached as Exhibit B to the offer letter to which this Exhibit A has been attached, which agreement is being entered into concurrently herewith as a condition of and inducement to the Company’s willingness to provide the benefits set forth in this Exhibit A.

“Person” shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) WMI; (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company Group; (c) an employee benefit plan of any member of the Company Group; (d) an underwriter temporarily holding securities pursuant to an offering of such securities or (e) an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of common stock of WMI.

“Qualifying Termination of Employment” means a termination of Executive’s employment by the Company Group for reasons other than the following: (a) a termination of employment for Cause; (b) Executive’s resignation for any reason other than due to Good Reason; (c) the cessation of Executive’s employment with the Company Group due to death or Disability; or (d) the cessation of Executive’s employment with the Company Group as the result of the sale, spin-off or other divestiture of a division, business unit or subsidiary or a merger or other business combination, if either (i) Executive becomes employed with the purchaser or successor in interest to Executive’s employer with regard to such division, business unit or subsidiary, or (ii) Executive is offered employment by such purchaser or successor in interest, in each of cases (i) or (ii), on terms and conditions comparable in the aggregate (as determined by the Compensation Committee of the Board in its sole discretion) to the terms and conditions of Executive’s employment with the Company Group immediately prior to such transaction.

“Severance Benefits” means the benefits payable to Executive pursuant hereto.

“Termination Date” means the date on which Executive’s employment with the Company Group terminates due to a Qualifying Termination of Employment, death or Disability. For all purposes hereof, Executive shall be considered to have terminated employment with the Company Group when he or she incurs a “separation of service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and the applicable guidance issued thereunder.

“WMI” means Waste Management, Inc., a Delaware corporation and member of the Company Group.

2.	Effect of Termination of Employment on Compensation and Accrued Rights. Upon termination of Executive’s employment with the Company Group for any reason, all compensation and all benefits to Executive shall terminate, provided that the Company shall pay Executive: (a) the earned but unpaid portion of Executive’s Base Salary through the Termination Date; and (b) any unpaid expense or other reimbursements due to Executive (collectively, the “Accrued Rights”).

3.	Payments and Benefits upon Qualifying Termination of Employment. Subject to Paragraphs 5 through 7, upon Executive’s Qualifying Termination of Employment and provided that Executive has been and remains in compliance with any and all restrictive covenants and other obligations under any agreement with any member of the Company Group, including, without limitation, the Loyalty Agreement, then Executive shall be entitled to receive the Severance Benefits described in this Paragraph 3, in addition to the Accrued Rights.

(a)	Cash Severance. Executive shall be entitled to receive cash severance payments in an aggregate amount equal to two times the sum of (i) Executive’s Base Salary and (ii) Executive’s target annual bonus amount as of the Termination Date. Fifty percent (50%) of such amount shall be paid in a lump sum no later than 74 days following the Termination Date. The remaining fifty percent (50%) shall be paid in substantially equal installments in accordance with the Company’s normal payroll practices over the two-year period following the Executive’s Termination Date; provided, that any installments that would otherwise have been paid during the 60-day period following the Termination Date shall instead be accumulated and paid on the first regular payroll date that occurs after the 60th day following termination.

(b)	Bonus for Year of Termination. Executive shall be entitled to receive (i) to the extent earned but not yet paid, Executive’s annual bonus for the year preceding the year in which the Termination Date occurs in an amount determined by the Company and subject to the terms and conditions of the Company Group’s annual bonus program as then in effect, and (ii) a prorated annual bonus for the year in which the Termination Date occurs, calculated based upon (x) in the event such Qualifying Termination of Employment is not a Change in Control Termination, actual performance under the terms of the applicable Company Group annual bonus program as then in effect or (y) in the event such Qualifying Termination of Employment is a Change in Control Termination, based upon attainment of 100% of the maximum bonus available to Executive under the terms of the applicable Company Group annual bonus program then in effect. Notwithstanding the foregoing, in the event that Executive becomes eligible for a bonus pursuant to subparagraph (b)(ii)(y) after having already received a bonus payment pursuant to subparagraph (b)(ii)(x), such previously-paid amount shall be deducted from any amount owed pursuant to subparagraph (b)(ii)(y). Any bonus provided for under subparagraph (b)(ii)(x) shall be paid at the same time bonuses are paid by the Company Group to other participants in such program (but in no event later than the March 15th occurring immediately following the year in which the Termination Date occurs), subject to the terms and conditions of the Company Group’s annual bonus program as then in effect. Any bonus provided for under subparagraph (b)(ii)(y) shall be payable within seventy-four (74) days after the later of the Termination Date or the date of the Change in Control. Any bonus payable pursuant to subparagraph (b)(ii)(x) or (b)(ii)(y) shall be prorated to reflect the number of calendar days out of 365 (or 366, in the event the Termination Date occurs during a leap year) during which Executive was employed by Company Group during the year of the Qualifying Termination of Employment, including the Termination Date.

(c)	Continued Benefits Coverage. Provided that Executive (and/or his or her dependents) timely elects COBRA coverage, the Company shall pay to Executive (or to Executive’s family in the event of Executive’s death) on a monthly basis an amount equal to the monthly amount of the COBRA continuation coverage premium for such month, at the same level and cost to Executive (or Executive’s dependents in the event of his or her death) as immediately preceding the Termination Date, under the relevant Company Group medical plan in which Executive participated immediately preceding the Termination Date, less the amount of Executive’s portion of such monthly premium as in effect immediately preceding the Termination Date, until the earlier of (i) 18 months after the Termination Date or (ii) the date on which Executive and Executive’s dependents have become eligible for substantially similar healthcare coverage or become entitled to Medicare coverage . The executive acknowledges that any payments under this subparagraph (c) shall constitute taxable income to Executive.

4.	Effect of Termination due to Executive’s Disability. Subject to Paragraphs 5 through 7, upon termination of Executive’s employment due to Disability and provided that Executive has been and remains in compliance with any and all restrictive covenants and other obligations under any agreement with the any member of the Company Group, including, without limitation, Loyalty Agreement, then Executive shall be entitled to receive the in addition to the Accrued Rights, the following: (i) to the extent earned but not yet paid, Executive’s annual bonus for the year preceding the year in which the Termination Date occurs in an amount determined by the Company Group and subject to the terms and conditions of the Company Group’s annual bonus program as then in effect, and (ii) a prorated annual bonus for the year in which the Termination Date occurs, determined based upon actual performance under the terms of the Company Group’s annual bonus program as then in effect, with the bonus provided for in this subparagraph (b) to be paid at the same time bonuses are paid by the Company Group to other participants in such program (but in no event later than the March 15th occurring immediately following the year in which the Termination Date occurs), subject to the terms and conditions of the Company Group’s annual bonus program as then in effect and prorated to reflect the number of calendar days out of 365 (or 366, in the event the Termination Date occurs during a leap year) during which Executive was employed by Company Group during the year of the Qualifying Termination of Employment, including the Termination Date.

5.	Potential Limitation on Severance Benefits:

(a) Maximum Severance Amount. Notwithstanding any provision in this Exhibit to the contrary, in the event that in connection with a Qualifying Termination of Employment it is determined by the Company that the Severance Benefits would exceed 2.99 times the sum of Executive’s then current base salary and target bonus (the “Maximum Severance Amount”), then the aggregate present value of the Severance Benefits provided to Executive shall be reduced by the Company to the Reduced Amount. The “Reduced Amount” shall be an amount, expressed in present value, that maximizes the aggregate present value of the Severance Benefits without exceeding the Maximum Severance Amount.

(b) Severance Benefits. For purposes of determining Severance Benefits under Paragraph 5(a) above, Severance Benefits means the present value of payments or distributions by the Company Group to or for the benefit of Executive (whether paid or provided pursuant to the terms of this Exhibit or otherwise), and

(A) including: (i) cash amounts payable by the Company in the event of termination of Executive’s employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally); and

(B) excluding: (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any agreement intended to “make-whole” any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants (such as a covenant not to compete); (vii) the value of accelerated vesting or payment of any outstanding equity-based award; and (viii) any payment that the Board or any committee thereof determines in good faith to be a reasonable settlement of any claim made against the Company.

(c) Golden Parachute Provisions. Following application of Paragraph 5(a), in the event that the payment of the remaining Severance Benefits to Executive plus any other payments to Executive which would be subject to Section 280G of the Code (including any reduced Severance Benefits) (“280G Severance Benefits”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then the cash portion of the 280G Severance Benefits shall first be further reduced, and the non-cash 280G Severance Benefits shall thereafter be further reduced, to the extent necessary so that no portion of the 280G Severance Benefits is subject to the Excise Tax, but only if (i) the amount of the 280G Severance Benefits to be received by Executive, as so reduced by this Section 22(c) and after subtracting the amount of federal, state and local income taxes on such reduced 280G Severance Benefits (after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced 280G Severance Benefits) is greater than or equal to (ii) the amount of the 280G Severance Benefits to be received by Executive without such reduction by this Section 22(c) after subtracting the amount of federal, state and local income taxes on such 280G Severance Benefits and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced 280G Severance Benefits (after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced 280G Severance Benefits). For purposes of determining the 280G Severance Benefits, (i) no portion of the 280G Severance Benefits, the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of 280G(b) of the Code, shall be taken into account, (ii) no portion of the 280G Severance Benefits shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) who is reasonably acceptable to Executive and selected by the accounting firm (the “Auditor”) which was, immediately prior to the change in control, the Company’s independent auditor, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A)) of the Code; (iii) no portion of the 280G Severance Benefits shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Internal Revenue Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the 280G Severance Benefits shall be determined by the Auditor in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of this subparagraph (c), the present value of Severance Benefits and 280G Severance Benefits shall be determined in accordance with Section 280G(d)(4) of the Code.

6.	Requirement of General Release. Notwithstanding anything herein to the contrary, the payments and benefits under Paragraph 3 or Paragraph 4, as applicable, shall only be payable if Executive executes and delivers to the Company, and does not revoke, a general release and waiver agreement in a form acceptable to the Company, which includes a release of all claims or causes of action against or with respect to any and all members of the Company Group and their respective subsidiaries, affiliates, officers, directors, employees, agents, benefit plans, fiduciaries and their insurers, successors, and assigns (excluding any claim for indemnity under this Exhibit, any claim under state workers’ compensation or unemployment laws, or any claim under COBRA), provided that such general release and waiver agreement is returned, and not revoked, by Executive within the time period specified in the agreement (which shall not exceed sixty (60) calendar days after the Termination Date). In the event Executive does not execute or revokes the release agreement in the time provided for therein, Executive shall not be entitled to payment of any benefits other than the Accrued Rights.

7.

Suspension and Recoupment of Termination Benefits for Subsequently Discovered Cause. Notwithstanding any provision of this Exhibit to the contrary, if within one (1) year of Executive’s Termination Date for any reason other than for Cause, it is determined by the

Company that Executive could have been terminated for Cause, then to the extent permitted by law: (a) the Company may elect to cancel any and all payments of any benefits otherwise due Executive, but not yet paid, under this Exhibit or otherwise; and (b) upon written demand by the Company, Executive shall refund to the Company any amounts, plus interest, previously paid by Company to Executive pursuant to Paragraphs 3 or 4, less one thousand dollars ($1,000) which Executive shall be entitled to retain as fully sufficient consideration to support and maintain in effect any contractual obligations that Executive has to the Company prior to the refund, including the Release as defined herein.

8.	Offsets; No Mitigation.

(a)	Non-duplication of Benefits. The Company may, in its discretion and to the extent permitted under applicable law, offset against Executive’s Severance Benefits hereunder or any other severance, termination, or similar benefits payable to Executive by the Company, including, but not limited to any amounts paid under any employment agreement or other individual contractual arrangement, or amounts paid to comply with, or satisfy liability under, the Worker Adjustment and Retraining Notification Act or any other federal, state, or local law requiring payments in connection with an involuntary termination of employment, plant shutdown, or workforce reduction, including, but not limited to, amounts paid in connection with paid leaves of absence, back pay, benefits, and other payments intended to satisfy such liability or alleged liability.

(b)	Overpayment. The Company may recover any overpayment of Severance Benefits made to Executive or Executive’s estate hereunder or, to the extent permitted by applicable law, offset any overpayment of Severance Benefits or any other amounts due from Executive against any Severance Benefits or other amount the Company owes Executive or Executive’s estate.

(c)	No Mitigation. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions hereof and such amounts shall not be reduced whether or not Executive obtains other employment.

9.	Section 409A of the Code; PPACA.

(a)

The payments provided hereunder are intended to meet the requirements of Section 409A of the Code, and shall be interpreted and construed consistent with that intent. The payments to Executive hereunder are intended to be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and each payment hereunder is designated as a separate payment for such purposes. For purposes of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (including without limitation Treasury Regulations Section 1.409A-2(b)(2)(iii)), all payments made under this Exhibit (whether severance payments or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment under this Exhibit will at all times be considered a separate and distinct payment. In the event that the Company determines that any provision hereof does not comply with Section 409A of the Code or any rules, regulations or guidance promulgated thereunder and that as a result Executive may become subject to a Section 409A tax, notwithstanding Paragraph 11(e), the Company shall have the discretion to amend or modify such provision to avoid the application of such Section 409A tax, and in no event shall Executive’s consent be required for such amendment or modification. Notwithstanding any provision hereof to the contrary, Executive shall be solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with amounts payable pursuant hereto (including any taxes arising under Section 409A of the Code), and the Company shall have no obligation to indemnify or otherwise hold Executive harmless from any or all of such taxes.

(b)	Notwithstanding any other provision hereof, to the extent any payments (including the provision of benefits) hereunder constitute “nonqualified deferred compensation,” within the meaning of Section 409A of the Code, solely to the extent necessary to avoid the payment of additional taxes pursuant to Section 409A of the Code, the payment shall be paid (or provided) in accordance with the following:

(i)	If Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on Executive’s Termination Date, then no such payment that constitutes “nonqualified deferred compensation” shall be made during the period beginning on the Termination Date and ending on the date that is six months following the Termination Date or, if earlier, on the date of Executive’s death, if the earlier making of such payment would result in tax penalties being imposed on Executive under Section 409A of the Code. The amount of any payment that would otherwise be paid to Executive during this period shall instead be paid, with interest at the short-term applicable federal rate as in effect as of the Termination Date, to Executive on the first business day following the date that is six months following the Termination Date or, if earlier, the date of Executive’s death.

(ii)	If the period during which Executive may execute the general release and waiver agreement as contemplated by Paragraph 6 commences in one calendar year and ends in a subsequent calendar year, such amounts or benefits shall be paid or provided in the subsequent calendar year in accordance with Section 409A of the Code.

(iii)	Notwithstanding the foregoing provisions hereof, if and to the extent that amounts payable hereunder are deemed, for purposes of Section 409A of the Code, to be in substitution of amounts previously payable under another arrangement with respect to Executive, such payments hereunder will be made at the same time(s) and in the same form(s) as such amounts would have been payable under the other arrangement, to the extent required to comply with Section 409A of the Code.

(iv)	Payments with respect to reimbursements of all expenses pursuant hereto shall be made promptly, but in any event on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefit to be provided, in any other calendar year and Executive’s right to such reimbursement or in-kind benefits may not be liquidated or exchanged for any other benefit.

(c)	To the extent that any post-termination continuation of health or medical coverage pursuant to this Exhibit would violate either Section 105(h) of the Code or the Patient Protection and Affordable Care Act of 2010 (collectively, “PPACA”) and related regulations and guidance promulgated thereunder, the Company may reform this Exhibit in such manner as is reasonably necessary to provide the intended benefit hereunder in a manner that complies with the PPACA.

10.	Dispute Resolution.

(a)	Arbitration. The parties agree that any dispute relating to this Exhibit, or to the breach of this Exhibit, arising between Executive and the Company shall be settled by arbitration in accordance with the Federal Arbitration Act and the commercial arbitration rules of the American Arbitration Association (“AAA”), or any other mutually agreed upon arbitration service; provided, however, that temporary and preliminary injunctive relief to enforce the Loyalty Agreement, and related expedited discovery, may be pursued in a court of law to provide temporary injunctive relief pending a final determination of all issues of final relief through arbitration. The arbitration proceeding, including the rendering of an award, shall take place in Houston, Texas, and shall be administered by the AAA (or any other mutually agreed upon arbitration service). The arbitrator shall be jointly selected by the Company and Executive within thirty (30) days of the notice of dispute, or if the parties cannot agree, in accordance with the commercial arbitration rules of the AAA (or any other mutually agreed upon arbitration service). All fees and expenses associated with the arbitration shall be borne equally by Executive and the Company during the arbitration, pending final decision by the arbitrator as to who should bear fees, unless otherwise ordered by the arbitrator. The arbitrator shall not be authorized to create a cause of action or remedy not recognized by applicable state or federal law. The arbitrator shall be authorized to award final injunctive relief. The award of the arbitrator shall be final and binding upon the parties without appeal or review, except as permitted by the arbitration laws of the State of Texas. The award, inclusive of any and all injunctive relief provided for therein, shall be enforceable through a court of law upon motion of either party.

(b)

Governing Law and Venue. This Exhibit shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed in that State, without regard to its conflict of laws provisions. The parties agree that any legal action arising from this Exhibit that is not required to be resolved through arbitration pursuant to Paragraph 10(a) must be pursued in a court of competent jurisdiction that is located in Houston, Texas.

11.	Miscellaneous.

(a)	Notices. Notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid addressed as follows:

If to the Company:	USA Waste-Management Resources, LLC
c/o Waste Management, Inc.
1001 Fannin
Houston, TX 77002
Attention: Chief Legal Officer

If to Executive:	At the most recent address on file with the Company

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications will be effective when actually received by the addressee.

(b)	Withholding Taxes and Other Employee Deductions. The Company, its affiliates or any successor company may withhold or deduct from any benefits and payments made pursuant to this Exhibit all federal, state, city and other taxes as may be required pursuant to any statute, regulation, ordinance or order and all other normal employee deductions made with respect to the Company’s employees generally.

(c)	Successors. The terms set forth in this Exhibit are personal to Executive and without the prior written consent of the Company are not assignable by Executive other than by will or the laws of descent and distribution. The terms set forth in this Exhibit will inure to the benefit of and be enforceable against Executive’s legal representatives and will inure to the benefit of and be binding upon the Company and its successors and assigns. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, share exchange or otherwise) to all or substantially all of the business and/or assets of the Company Group to assume expressly and agree to perform the Company’s obligations under this Exhibit in the same manner and to the same extent that the Company would be required to perform such obligations if no such succession had taken place. For purposes of this Exhibit, the term “the Company Group” means the Company Group as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform such obligations under this Exhibit by operation of law, or otherwise.

(d)	Waiver. Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Exhibit or the failure to assert any right Executive or the Company may have hereunder, will not be deemed to be a waiver of such provision or right or any other provision or right of this Exhibit.

(e)	Amendment. Except as otherwise provided for herein, this Exhibit may only be modified by a written instrument signed by the parties hereto.

Exhibit B: LOYALTY AND CONFIDENTIALITY AGREEMENT

(Senior Leadership Team)

Executive: Charles C. Boettcher (“Executive”).

Company: USA Waste-Management Resources, LLC (“Company”).

THIS LOYALTY AND CONFIDENTIALITY AGREEMENT (“Agreement”) is between Executive and Company, collectively referred to as the “parties.” Company seeks to place or retain Executive in a position of special trust and confidence, and Executive wishes to accept such a position. As a condition of employment in such a position, the mutual promises of the parties herein, and as a condition of the Company’s willingness to provide the benefits described in Executive’s offer letter (including Exhibit A thereof) and Executive’s participation in the Company’s incentive programs for the year following execution of this Agreement, each of which Executive acknowledges is adequate consideration for this Agreement; and, to protect Confidential Information (as defined below) and trade secrets, training, customer relationships, goodwill, and other legitimate business interests; the parties agree as follows:

SECTION 1.	Benefits and Responsibilities of Employment.

1.1    Items Provided to Executive. In reliance upon Executive’s covenants in this Agreement, Company will provide Executive with one or more of the following: (i) portions of the Company’s Confidential Information (through a computer password or other means) and updates thereto; (ii) authorization to communicate with customers and prospective customers, and reimbursement of customer development expenses in accordance with Company policy limits, to help Executive develop goodwill for Company; and/or (iii) authorization to participate in specialized training related to Company’s business. Employment with the Company and participation in its benefit plan(s) or compensation programs including, without limitation, those described in Executive’s offer letter, is also conditioned on Executive’s agreement to, and continuing compliance with, the terms of this Agreement—as determined by Company. Executive agrees that if he or she is unclear about the incentive program referenced in the introductory paragraph above, Executive will provide a written request for clarification from Waste Management, Inc.’s Chief Executive Officer, Chief Legal Officer or Senior Vice President of Human Resources. Failure to seek clarification about the Executive’s incentive program will result in a waiver by Executive of any claim that such language, as used in this Agreement, is ambiguous.

1.2    Duty of Loyalty and Conflicts of Interest. During employment Executive will dedicate his or her full working time to the Company and use best efforts to perform the duties assigned, comply with Company policies and procedures, and avoid conflicts of interest. It will be a conflict of interest for Executive to have a financial or ownership interest in a business that may be at variance with the interests of the Company, or for Executive to engage in competition with the Company. Executive will promptly inform and direct to Company all business opportunities that may be of interest to the Company in its line of business. Executive agrees that if he or she questions whether information constitutes Confidential Information (as defined in Section 2.1 below), whether a business opportunity is covered by this Agreement, or whether contemplated activity would create a conflict of interest, he or she will provide a written request for

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(SENIOR LEADERSHIP TEAM)

clarification from Waste Management, Inc.’s Chief Executive Officer, Chief Legal Officer or Senior Vice President of Human Resources. The provisions of this Section 1.2 shall be in addition to, rather than in substitution for, any fiduciary or other duties Executive has as an executive officer under all applicable laws.

SECTION 2.	Confidentiality and Business Interests.

2.1    Definition of Confidential Information. “Confidential Information” refers to an item of information, or a compilation of information, in any form (tangible or intangible), related to the Company’s business that Executive acquires as an Executive and that Company has not made public or authorized public disclosure of, and that is not through proper means readily available to persons outside the Company who are under no obligation to keep it confidential. Confidential Information will not lose its protected status under this Agreement if it becomes known to other persons through improper means such as the unauthorized use or disclosure of the information by Executive or another person. Confidential Information includes, but is not limited to: (i) Market Business Strategy (MBS) data, MBS Plans, Business Improvement Process (BIP), Fleet Planning, Public Sector Proformas, Letters of Intent, Route Manager and District Manager Training Programs, internal information regarding acquisition targets, divestiture targets, and mergers, Real Estate Market Area Analysis Mapping and Real Estate Owned and Leased Property Data and Reporting; (ii) Company’s business plans and analysis, customer and prospect lists, marketing plans and strategies, research and development data, buying practices, financial data, operational data, methods, techniques, technical data, know-how, innovations, computer programs, un-patented inventions, and trade secrets; and (iii) information about the business affairs of third parties (including, but not limited to, clients and acquisition targets) that such third parties provide to Company in confidence. Confidential Information does not include information pertaining to employees’ wages, hours and benefits and employees’ terms and conditions of employment. Confidential Information will include trade secrets, but an item of Confidential Information need not qualify as a trade secret to be protected by this Agreement. Company’s confidential exchange of information with a third party for business purposes will not remove it from protection under this Agreement. The presence of non-confidential items of information within an otherwise confidential compilation of information will not remove the compilation itself from the protection of this Agreement. Executive acknowledges that items of Confidential Information are Company’s valuable assets and have economic value, actual or potential, because they are not generally known by the public or others who could use them to their own economic benefit and/or to the competitive disadvantage of the Company, and thus, should be treated as Company’s trade secrets.

2.2.    Unauthorized Use or Disclosure. Executive agrees to use Confidential Information only in the performance of his or her duties, to hold such information in confidence and trust, and not to engage in any unauthorized use or disclosure of such information during employment and for so long thereafter as such information qualifies as Confidential Information. Notwithstanding the foregoing, nothing in this Agreement shall be construed to prohibit a disclosure of information that is required by law or protected by law. If disclosure is compelled by law, Executive will give Company as much written notice as possible under the circumstances, will refrain from use or disclosure for as long as the law allows, and will cooperate with Company to protect such information, including taking every reasonable step to protect against unnecessary disclosure. Executive agrees, if he or she becomes aware of an unauthorized use or disclosure of

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

Confidential Information, he or she will immediately notify Company’s Legal Department, whether or not Executive is a Company employee when he or she becomes aware of the disclosure. Nothing in this Agreement prohibits Executive from reporting an event that Executive reasonably and in good faith believes is a violation of law to the relevant law enforcement agency, requires advance notice or approval from the Company for such a report, or prohibits cooperating in an investigation conducted by such a government agency. In this context, a disclosure of trade secret or confidential information within the limitations permitted by the 2016 Defend Trade Secrets Act (DTSA) is allowed. The DTSA provides that (1) no individual will be held criminally or civilly liable under Federal or State trade secret law for the disclosure of a trade secret (as defined in the Economic Espionage Act) that: (a) is made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law; or, (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and, (2) an individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

2.3.    Executive Recordkeeping. Executive agrees to preserve records on current and prospective Company customers, suppliers, and other business relationships that he or she develops or helps to develop, and not use these records to compete with the Company for business opportunities. When Executive terminates employment with Company, or earlier if so requested, he or she will return to Company all documents, records, and materials of any kind in his or her possession or under his or her control, incorporating Confidential Information or otherwise, relating to Company’s business, and will not retain any copies thereof (electronic or otherwise). Upon request, Executive will provide to the Company for inspection any personal electronic storage devices that are used to conduct any business for the Company or that Company otherwise has grounds to believe may contain Confidential Information and will cooperate in facilitating an effective inspection, where applicable law makes inspection possible, to permit Company to confirm that Executive has completely removed all Confidential Information from the devices. If Executive stores any Company information with any service provider (e.g., gmail, DropBox, iCloud), Executive consents to the service provider’s disclosure of such information to the Company. Executive will, upon the Company’s request where allowed by law, execute any additional authorizations required by the service provider to disclose the Company’s information to the Company. Executive is not authorized to access and use the Company’s computers, email, or related computer systems to compete or to prepare to compete, and unauthorized access to or use of the Company’s computers in violation of this understanding may subject Executive to civil and/or criminal liability.

SECTION 3.    Inventions and Discoveries. Executive agrees to promptly inform Company’s Legal Department and disclose to Company all inventions, copyright eligible works, ideas, improvements, software, discoveries, and other intellectual property he or she develops, discovers, or creates (a) that relate to Company’s or affiliates’ business, or to any actual or demonstrably anticipated Company or affiliate research, future work, or projects, whether or not conceived or developed alone or with others, and whether or not conceived or developed during regular working hours, or (b) that result from any work Executive performed for Company or its

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

affiliates, performed on Company time, or performed using Company or affiliate property or resources; all such works and materials being hereafter referred to as “Company Inventions and Intellectual Property.” All Company Inventions and Intellectual Property, and rights thereto, moral and otherwise, will be Company’s exclusive property unless otherwise agreed by both parties in writing. While employed, and as necessary thereafter, Executive will assist Company to obtain patents or copyrights on all such Company Inventions and Intellectual Properties that Company seeks to protect, and will execute all documents and do everything necessary to obtain for Company copyrights, patents, licenses, and other rights and interests that would be necessary to secure for the Company the complete benefit of Company Inventions and Intellectual Property. Executive hereby assigns to Company or its designee all right, title, and interest to all Company Inventions or Intellectual Property that Executive has acquired, or acquires in the future, during employment or association with Company or its affiliates.

SECTION 4.    Protective Covenants. Executive agrees that the restrictions on trade secrets and Confidential Information provided for in this Agreement are not sufficient by themselves to protect the Company’s legitimate business interests. The additional restrictions provided for in this Section 4 are reasonable and necessary and collectively operate to protect legitimate business interests of the Company in important ways that no one restriction standing alone sufficiently does.

4.1.    Definitions Related to Protective Covenants.

(a)    “Covered Customer” is an established Company customer (person or entity) as to which Executive had business-related contact or dealings or received Confidential Information about in the two (2) year period preceding the end of Executive’s employment with the Company for any reason. References to the end of Executive’s employment in this Agreement refer to the end, whether by resignation or termination, and without regard for the reason employment ended. A customer will be presumed to be established where actual sales and/or services have occurred or been performed in the preceding year, where there is an active proposal for sales or services pending, or where sales or services were being negotiated as of the date Executive’s employment with Company ends.

(b)    “Conflicting Product or Service” is a product and/or service provided by a person or entity other than the Company that would replace or compete with a Company product and/or service (existing or under development). By way of example, the products and services the Company provides to its customers may include but are not limited to: solid waste disposal, collection, transfer, storage, recycling and resource recovery; waste-to-energy conversion; landfill operation; and, development of beneficial-use projects for landfill gas. Conflicting Products or Services do not include a product or service of the Company if the Company is no longer in the business of providing such product or service to its customers at the relevant time of enforcement.

(c)    “Competing Activities” are any activities or services undertaken on behalf of a competitor (which is understood to mean any person or entity engaged in the business of providing a Conflicting Product or Service in the United States) that (i) would displace the products or services that the Company is currently in the business of providing and was in the business of providing, or was planning to be in the business of providing, at the time Executive was employed with the Company, or (ii) otherwise likely to result in the use or disclosure of Confidential Information.

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

(d)    “Restricted Area” means the geographic area served by any current or planned facility or facilities (landfill, transfer station, recycling center, office, or other operation) of the Company and its affiliates or that Employee is otherwise provided Confidential Information about, in the two (2) year period preceding the end of Employee’s employment with the Company. As used here, the “geographic area served” by a facility is understood to be the area within a 75-mile radius of the facility, except where Employee can prove the market area served is smaller by clear and convincing evidence in which case such smaller area shall apply. The parties agree this is a reasonable geographic area restriction because the 75-mile radius identified is a reasonable approximation of the market area or other geographic area where Employee would be expected to help Company provide its products and services since Executive is a senior executive of the Company, or about which Employee would receive and help analyze Confidential Information.

(e)    “Covered Business Partner” is a business partner, broker, independent contractor, vendor or supplier that Executive had business-related contact or dealings with or received Confidential Information about in the two (2) year period preceding the end of Executive’s employment with the Company.

(f)    “Solicit” and related terms such as “soliciting” or engaging in “solicitation” mean to knowingly engage in acts or communications, in person or through others, that are intended to cause, or can reasonably be expected to induce or encourage, a particular responsive action (such as buying a good or service), regardless of which party initiates the communication or whether the communication is response to an inquiry.

4.2    Restriction on Interfering with Employee Relationships. To protect the Company’s trade secrets and other interests, Executive agrees that while employed by the Company and for a period of two (2) years thereafter, Executive will not, directly or indirectly (a) solicit or knowingly induce any employee that he or she gained knowledge of through his or her employment to leave the employment of the Company, or (b) help any person or entity hire such an employee away from the Company; unless such conduct is undertaken with Company’s knowledge and for its benefit as part of Executive’s authorized job duties. The parties agree this restriction is inherently reasonable in geography because it is limited to the places or locations where the employees that Executive has knowledge of are located; however, if an additional geographic limitation is needed in order for the foregoing restriction to be enforceable then it shall be considered limited to the Restricted Area. In the event Company loses an employee due, in whole or in part, to conduct by Executive that violates this Agreement prior to the issuance of injunctive relief, Executive shall pay Company a sum equal to thirty percent (30%) of the annual wages of the person(s) who were improperly solicited and left the Company, based on such person’s last rate of pay with the Company. This payment shall not preclude or act as a substitute for any remedy that would otherwise be available, including but not limited to, injunctive relief to prevent further violations.

4.3.    Restriction on Interfering with Customer Relationships. To protect the Company’s trade secrets and other interests, Executive agrees that while employed by the Company and for a period of two (2) years thereafter, Executive will not, directly or indirectly, solicit or knowingly induce a Covered Customer to (a) stop or reduce doing business with Company, or (b) buy a Conflicting Product or Service; unless such conduct is undertaken with Company’s knowledge and for its benefit as part of Executive’s authorized job duties. The parties

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

agree this restriction is inherently reasonable in geography because it is limited to the places or locations where the Covered Customer is doing business at the time; however, if an additional geographic limitation is needed in order for the foregoing restriction to be enforceable then it shall be considered limited to the Restricted Area.

4.4    Restriction on Interfering with Business Partners. To protect the Company’s trade secrets and other interests, Executive agrees that while employed by the Company and for a period of two (2) years thereafter, Executive will not (a) solicit or knowingly induce a Covered Business Partner to end or alter its business relationship with the Company to the Company’s detriment, or (b) solicit business opportunities with a Covered Business Partner that relate to a Conflicting Product or Service; unless such conduct is undertaken with Company’s knowledge and for its benefit as part of Executive’s authorized job duties. The parties agree this restriction is inherently reasonable in geography because it is limited to the places or locations where the Covered Business Partner is doing business at the time; however, if an additional geographic limitation is needed in order for the foregoing restriction to be enforceable then it shall be considered limited to the Restricted Area.

4.5.    Restriction on Unfair Competition. To protect the Company’s trade secrets and other interests, while employed by Company and for a period of two (2) years thereafter, Executive will not participate in, supervise, or manage (as an employee, consultant, contractor, officer, owner, director, or otherwise) Competing Activities in the Restricted Area. A failure to comply with the foregoing restrictions will create a presumption that Executive is engaging in unfair competition. Executive agrees that this Section defining unfair competition with the Company does not prevent Executive from using and offering the skills that Executive possessed prior to receiving access to Confidential Information, confidential training, and knowledge from the Company. This Agreement creates an advance approval process, and nothing herein is intended, or will be construed as, a general restriction against the pursuit of lawful employment in violation of any controlling state or federal laws. Executive shall be permitted to engage in activities that would otherwise be prohibited by this covenant if such activities are determined in the sole discretion of the Chief Executive Officer of Waste Management, Inc. in writing to be of no material threat to the legitimate business interests of the Company.

4.6    Non-Disparagement. During Executive’s employment, and for a period of two (2) years thereafter, Executive covenants and agrees that Executive shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Company, its management, or of management of corporations or other entities affiliated with the Company.

SECTION 5.    Survival and Severability. (a) Executive’s post-employment obligations in this Agreement shall survive the termination of this Agreement and Executive’s employment under it. This Agreement will be deemed to continue in effect despite any changes in terms and conditions of Executive’s employment (including, but not limited to promotions, transfers, relocations, or changes in job duties or compensation), and it will automatically renew upon re-employment by

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

Company if Executive’s employment is ended but later renewed. (b) If Executive violates one of the post-employment restrictions in this Agreement on which there is a specific time limitation, the time period for that restriction will be extended by one day for each day Executive violates it; provided, however, that this extension of time shall be capped so it does not require Executive’s compliance with the restriction for a period of time that is longer than the restriction’s originally proscribed length of time. (c) If a court determines that a restriction provided for herein cannot be enforced as written due to over breadth (such as time, scope of activity, or geography), the court will (for purposes of that court’s jurisdiction only) enforce the restrictions to such lesser extent as is allowed by law and/or reform the restriction to the extent necessary to make it enforceable to protect Company’s legitimate business purpose (d) If, despite the foregoing, any provision of this Agreement is adjudicated to be void, illegal or unenforceable, all other provisions will remain in full force and effect, as if the void, illegal, or unenforceable provision is not part of the Agreement. (e) All of Executive’s covenants in this Agreement shall be construed as independent agreements; and, the existence of any claim or cause of action against Company by Executive, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of any of Executive’s obligations under this Agreement. (f) If Executive becomes employed with an affiliate without signing a new agreement, the affiliate will step into Company’s position under this Agreement, and will be entitled to the same protections and enforcement rights as the Company.

SECTION 6.    Notice. Before accepting new employment, Executive will advise any such future employer of the restrictions in this Agreement. Executive agrees that the Company may advise any such future employer or prospective employer of this Agreement and its position on the potential application of this Agreement without such giving rise to any legal claim. While employed by Company, and for two (2) years thereafter, Executive will provide Company: (i) written notice at least thirty (30) days prior to beginning work for a competitor; (ii) sufficient information about his or her new position to enable Company to determine if Executive’s services in the new position would likely lead to a violation of this Agreement; and (iii) within thirty days of Company’s request, if there is such a request, participate in a mediation or in-person conference to discuss and/or resolve any issues raised by Executive’s new position. Executive’s written notice pursuant to (i) above shall be provided to the Chief Executive Officer of Waste Management, Inc. Executive will be responsible for all consequential damages caused by failure to give Company notice as provided in this paragraph.

SECTION 7.    Remedies. If either party breaches or threatens to breach this Agreement, the offended party may recover: (i) an order of specific performance or declaratory relief; (ii) injunctive relief by temporary restraining order, temporary injunction, and/or permanent injunction; (iii) damages; (iv) attorney’s fees and costs incurred in obtaining relief; and (v) any other legal or equitable relief or remedy allowed by law. If Company seeks injunctive relief or damages it shall be deemed the prevailing party if any injunctive relief or damages are awarded to it irrespective of the denial of any other relief requested. One Thousand Dollars ($1,000.00) is the agreed amount for the bond to be posted if an injunction is sought by Company to enforce the restrictions in this Agreement on Executive. In addition, Executive agrees that any breach by Executive of any of the covenants set forth in this Agreement during Executive’s term of employment with the Company shall be grounds for immediate employment termination of Executive for Cause as described in Exhibit A of Executive’s offer letter, which shall be in addition to and not exclusive of any and all other rights and remedies the Company may have

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

against Executive. In addition, in the event that Executive violates any of the covenants set forth in this Agreement, (i) the Company shall have the right to immediately cease making any payments that it may otherwise owe to Executive, if any, pursuant to Executive’s offer letter, (ii) Executive will forfeit any remaining rights to payments or continuing benefits provided by Executive’s offer letter, if there are any, and (iii) upon the Company’s demand, Executive will refund to the Company any severance benefits, plus interest, previously paid by Company to Executive pursuant to Exhibit A of the offer letter, less one thousand dollars ($1,000) which Executive shall be entitled to retain as fully sufficient consideration to support and maintain in effect any contractual obligations that Executive has to the Company prior to the refund, including the release of claims upon which the payment of such amounts was conditioned.

SECTION 8.    Waiver, Modification, Assignment, Governing Law. (a) Neither this Agreement, nor any term or provision hereof, may be waived or modified in whole or in part by either party without the party that holds the right to enforce such provision expressly waiving the right to enforce such provision in writing, or by court order and the waiver of one breach will not serve to waive or permit a subsequent breach. (b) Except where otherwise expressly indicated, the Agreement contains the parties’ entire agreement concerning the matters covered in it; provided that if a post-employment restrictive covenant in this Agreement is found unenforceable (despite, and after application of, any applicable right to reformation that could add or renew enforceability), then any prior agreement between the parties that would provide for a restriction on the same or substantially similar post-employment conduct of Executive shall not be considered superseded and shall remain in effect. (c) The Agreement will inure to the benefit of Company’s successors in interest, affiliates (as defined in Rule 12b-2 under Section 12 of the Securities and Exchange Act), subsidiaries, parents, purchasers, or assignees, all of whom are beneficiaries of this Agreement and may be enforced by any one or more of same, without need of any further authorization or agreement from Executive. (d) The laws of the State of Texas will govern the Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties, regardless of any conflicts of law principles of the state. (e) Executive stipulates and consents to personal jurisdiction of the courts located in Harris County, Texas, over him or her, and waives any and all objections to the contrary (whether based on convenience, cost, or other grounds). The exclusive venue for any legal action arising from this Agreement will be Harris County, Texas; provided, however, that if no court in Harris County, Texas has jurisdiction over Executive, forum will be proper in the state where Executive last regularly worked for the Company. (f) Nothing in this Agreement shall be construed to control or modify which entity (among the Company’s family of entities) is the Executive’s legal employer for purposes of any laws or regulations governing the employment relationship. (g) Nothing in this Agreement shall be construed to limit or reduce any common law or statutory duty Executive would otherwise owe to Company absent this Agreement, including but not limited to Executive’s duty of loyalty and fiduciary duty as an Executive placed in a special position of trust; nor shall this Agreement limit or eliminate any remedies available to the Company for a violation of such duties.

SECTION 9.    Jury Trial Waiver. The parties hereby waive their right to jury trial on any legal dispute arising from or relating to this Agreement, and consent to the submission of all issues of fact and law arising from this Agreement to the judge of a court of competent jurisdiction as otherwise provided for above.

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)

Nothing in this Agreement will be construed to create a contract of employment for a definite period of time or to prohibit either party from having the freedom to end the employment relationship at-will, with or without cause, subject to payment of any amounts due under the terms of Executive’s offer letter.

AGREED:

EXECUTIVE:
USA Waste-Management Resources, LLC:

/s/ Charles C. Boettcher	/s/ Courtney A. Tippy
(Signature)	(Signature)

Charles C. Boettcher	By: Courtney A. Tippy
(Printed name)	Its: Vice President

9-14-16
(Date)

LOYALTY AND CONFIDENTIALITY AGREEMENT

(SENIOR LEADERSHIP TEAM)